Offer to Purchase for Cash

                     2,261,770 Units of Beneficial Interest
                                       of
                               TEL OFFSHORE TRUST
                                       at
                               $5.80 Net Per Unit
                                       by
                          MAGNUM HUNTER RESOURCES, INC.

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
        12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 27, 1998,
                          UNLESS THE OFFER IS EXTENDED
                              --------------------

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE 2,261,770 UNITS OR SUCH OTHER NUMBER OF UNITS THAT, TOGETHER WITH THE UNITS THEN OWNED BY MAGNUM HUNTER RESOURCES, INC., REPRESENTS 51% OF THE TRUST'S OUTSTANDING UNITS ON THE DATE OF PURCHASE. THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS, WHICH ARE SET FORTH IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1 AND 14 OF THIS OFFER TO PURCHASE.
                              --------------------

                                    IMPORTANT

     Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), hereby offers to purchase 2,261,770 Units of beneficial interest (the "Units") of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase, at a purchase price of $5.80 per Unit (such amount, or any greater amount per Unit paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").
                              --------------------

      Any Unit holder wishing to tender all or a portion of such Unit holder's Units should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined herein) and either deliver the certificates for those Units to the Depositary along with the Letter of Transmittal or tender those Units pursuant to the procedures for book-entry transfer set forth in Section 3 hereof, or (2) request such Unit holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the Unit holder. Any Unit holder whose Units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the Unit holder wishes to tender such Units.

      Any Unit holder who wishes to tender Units and whose certificates representing those Units are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender those Units by following the procedures for guaranteed delivery set forth in Section 3 hereof.

      Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.


January 28, 1998

                                TABLE OF CONTENTS

                                                                                                               Page

INTRODUCTION......................................................................................................1

THE OFFER.........................................................................................................1
      1.    Terms of the Offer....................................................................................1
      2.    Acceptance for Payment and Payment for Units..........................................................3
      3.    Procedure for Tendering Units.........................................................................5
      4.    Withdrawal Rights.....................................................................................8
      5.    Federal Income Tax Considerations.....................................................................8
      6.    Price Range of the Units; Distributions on the Units.................................................12
      7.    Effect of the Offer on the Market for the Units, Unit Quotation and Exchange Act
            Registration.........................................................................................12
      8.    Certain Information Concerning the Trust.............................................................13
      9.    Certain Information Concerning Purchaser ............................................................15
      10.   Source and Amount of Funds...........................................................................17
      11.   Background of the Offer..............................................................................18
      12.   Purpose of the Offer and Future Plans; No Appraisal Rights...........................................18
      13.   Determination of Offer Price ........................................................................19
      14.   Certain Conditions of the Offer......................................................................19
      15.   Certain Legal Matters................................................................................21
      16.   Fees and Expenses....................................................................................22
      17.   Miscellaneous........................................................................................22

SCHEDULE I:  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER......................................................I-l


To the Holders of Units of
        TEL Offshore Trust:


                                  INTRODUCTION

      Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), hereby offers to purchase 2,261,770 Units of beneficial interest (the "Units"), of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase, at a purchase price of $5.80 per Unit (such amount, or any greater amount per Unit paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date 2,261,770 Units or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Units outstanding on the date of purchase (the "Minimum Condition" and such number of Units being hereinafter referred to as the "Minimum Number of Units"). The Offer also is subject to certain other conditions. See Sections 1 and 14.

      According to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Securities and Exchange Commission (the "Commission"), there were 4,751,510 Units issued and outstanding as of November 6, 1997. As a result, as of such date, the Minimum Condition would be satisfied if Purchaser acquired 2,261,770 Units after taking into account the 161,500 Units owned by Purchaser on the date hereof.

      Certain federal income tax consequences of the sale of Units pursuant to the Offer are described in Section 5 below.

      Tendering Unit holders who have Units registered in their names will not be charged brokerage fees or commissions or transfer taxes on the purchase of their Units pursuant to the Offer. Purchaser will pay all charges and expenses of Securities Transfer Corporation, as the depositary (the "Depositary"), and Corporate Investor Communications, Inc., as the information agent (the "Information Agent"), in connection with the Offer. See Section 16.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                    THE OFFER

1.    Terms of the Offer

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for (and thereby purchase) the Minimum Number of Units validly tendered and not withdrawn in accordance with Section 4 below prior to the Expiration Date. As used in the Offer, the term

"Expiration Date" means 12:00 midnight, New York City time, on Friday, February 27, 1998, unless and until Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-l(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      Upon the terms and subject to the conditions of the Offer, if more than the Minimum Number of Units is validly tendered and not withdrawn in accordance with Section 4 of this Offer to Purchase prior to the Expiration Date, Purchaser will accept for payment and pay for the Minimum Number of Units, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Units) based upon the number of Units properly tendered and not withdrawn by each Unit holder at or prior to the Expiration Date. In the event that proration of tendered Units is required, because of the difficulty of determining the precise number of Units properly tendered and not withdrawn (due in part to the guaranteed delivery procedure described in Section 3), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Units until at least seven business days after the Expiration Date. Unit holders may obtain preliminary results of proration from the Information Agent and may be able to obtain such information from their brokers.

      Purchaser reserves the right (but shall not be obligated) to accept for payment more than the Minimum Number of Units pursuant to the Offer. If a number of additional Units in excess of two percent of the outstanding Units is to be accepted for payment, and, at the time notice of Purchaser's decision to accept for payment such additional Units is first published, sent or given to holders of Units, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is so published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

      The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition. The Offer also is subject to certain other conditions set forth in Section 14 below. Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. If, on or prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, Purchaser reserves the right to (i) decline to purchase any of the Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or (iv) amend the Offer.

      Purchaser expressly reserves the right, subject to applicable law, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will extend the Offer. Purchaser also expressly reserves the right, subject to applicable law (including applicable rules and regulations of the Commission) at any time or from time to time, to (i) delay acceptance for payment of, or payment for, any Units, regardless of whether the Units were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Units not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 below by giving oral or written notice of such delay in payment or termination to the Depositary and
(ii) waive any conditions or otherwise amend the Offer in any respect, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practical by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of, or payment for, Units is subject to the provisions of Rule 14e-l(c) under the Exchange Act, which requires that Purchaser pay consideration offered or return the Units deposited by or on behalf of Unit holders promptly after the termination or withdrawal of the Offer.

      Purchaser expressly reserves the right to increase the price per Unit payable in the Offer or to make any other changes in the terms and conditions of the Offer.

      If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. If Purchaser decides to increase or decrease the consideration in the Offer, to make a change in the percentage of Units sought or to change or waive the Minimum Condition and, if at the time that notice of any such change or waiver is first published, sent or given to Unit holders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

      This Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials are being mailed by Purchaser to record holders of Units and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Trust's Unit holder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Units.

2.    Acceptance for Payment and Payment for Units

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for the Minimum Number of Units that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 below, promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion, which determination will be final and binding. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Units in order to comply, in whole or in part, with any other applicable law or government regulation. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). See Section 15 below.

      In all cases, Units accepted for payment pursuant to the Offer will be paid for only after timely receipt by the Depositary of (i) certificates evidencing (or a timely Book-Entry Confirmation (as defined in Section 3 below) with respect to) such Units, (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. See Section 3 below.

      The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as defined in Section 3 below) to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that (i) such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Units which are the subject of such Book Entry Confirmation, (ii) such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (iii) Purchaser may enforce such agreement against such participant.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Units properly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Units. In all cases, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering Unit holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Unit holders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Unit holders, Purchaser's obligation to make such payment shall be satisfied, and tendering Unit holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Units pursuant to the Offer.

      If, for any reason, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Units tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer (but subject to Rule 14e-l(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Units, and such Units may not be withdrawn, except to the extent that the tendering Unit holders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4 below. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF UNITS TO BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

      If any tendered Units are not purchased pursuant to the Offer for any reason (including due to proration if more than the Minimum Number of Units is tendered) or if certificates are submitted for more Units than are tendered, certificates for Units not purchased or tendered will be returned pursuant to the instructions of the tendering Unit holder without expense to the tendering Unit holder (or, in the case of Units delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 below, the Units will be credited to an account maintained at the Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

      If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Unit pursuant to the Offer, Purchaser will pay the increased consideration for all Units purchased pursuant to the Offer, whether or not such Units were tendered prior to the increase in consideration.

      Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct wholly owned subsidiaries of Purchaser, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Unit holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

3.    Procedure for Tendering Units

      Valid Tenders. For a Unit holder validly to tender pursuant to the Offer, either (i) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates evidencing Units must be received by the Depositary at either of such addresses prior to the Expiration Date or (b) the Units must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date; or (ii) the tendering Unit holder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted.

      Book-Entry Transfer. The Depositary will establish accounts with respect to the Units at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Units by causing the Book-Entry Transfer Facility to transfer such Units into the Depositary's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Units may be effected through book-entry transfer into the Depositary's account at the BookEntry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Unit holder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Units into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOKENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

      THE METHOD OF DELIVERY OF CERTIFICATES EVIDENCING UNITS, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING UNIT HOLDERS, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Units) of Units tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if such Units are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates representing Units are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for

Units not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates evidencing Units must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If a Unit holder desires to tender Units pursuant to the Offer and such Unit holder's certificates for Units are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Unit holder's tender may be effected if all the following conditions are met:

            (i)   such tender is made by or through an Eligible Institution;

            (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

            (iii) the certificates for all tendered Units in proper form for transfer (or a Book-Entry Confirmation with respect to all such tendered Units) together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three American Stock Exchange, Inc. trading days after the date of execution of the Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

      IN ALL CASES, UNITS SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE, IS TIMELY RECEIVED BY THE DEPOSITARY.

      Notwithstanding any other provision of this Offer to Purchase, payment for Units accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for (or a timely Book-Entry Confirmation with respect to) such Units, a Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees, an Agent's Message (in the case of a book-entry transfer) and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent's Message).

      Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Units determined not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of any Units of any particular Unit holder whether or not similar defects or irregularities are waived in the case of other Unit holders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding of 31% of the payments made to Unit holders with respect to the purchase price of Units purchased pursuant to the Offer, a Unit holder must provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. A Non-U.S. Unit holder (as defined in Section 5) should obtain and file a Form W-8 to certify that he or she is not subject to backup federal income tax withholding. See Instruction 10 of the Letter of Transmittal. See
Section 5 below.

      A tender of Units pursuant to any of the procedures described above will constitute the tendering Unit holder's acceptance of the terms and conditions of the Offer, as well as the tendering Unit holder's representation and warranty to Purchaser that (i) the Unit holder has a net long position in the Units being tendered, within the meaning of Rule 14e-4 under the Exchange Act ("Rule 14e-4"), and (ii) the tender of Units complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Units for such person's own account, unless, at the time of tender and at the end of the proration period, the person so tendering (i) has a net long position equal to or greater than the amount of (a) Units tendered or (b) other securities immediately convertible into or exchangeable or exercisable for Units tendered and that person will acquire the Units for tender by conversion, exchange or exercise and (ii) will cause Units to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Purchaser's acceptance for payment of Units tendered pursuant to the Offer will constitute a binding agreement between the tendering Unit holder and Purchaser upon the terms and conditions of the Offer.

      Appointment as Proxy. By executing a Letter of Transmittal, a tendering Unit holder irrevocably appoints designees of Purchaser as such Unit holder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Unit holder's rights with respect to Units tendered by such Unit holder and purchased by Purchaser and with respect to any and all other Units or other securities issued or issuable in respect of those Units, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, Purchaser accepts such purchased Units for payment. Upon acceptance for payment, all prior powers of attorney, proxies or consents given by the Unit holder with respect to the Units (and any other Units or other securities so issued in respect of such purchased Units) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Unit holder. The designees of Purchaser will be empowered to exercise all voting and other rights of the Unit holder with respect to such Units (and any other Units or securities so issued in respect of such purchased Units) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Unit holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the absolute right to require that, in order for Units to be validly tendered, immediately upon Purchaser's acceptance for payment of the Units, Purchaser must be able to exercise full voting and other rights of a record and beneficial owner with respect to the Units, including voting at any meeting of Unit holders then scheduled.

4.    Withdrawal Rights

      Tenders of Units made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Units tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 28, 1998 (or such later date as may apply if the Offer is extended). If Purchaser extends the Offer, is delayed in its purchase of or payment for Units or is unable to purchase or pay for Units for any reason then, without prejudice to the rights of Purchaser, tendered Units may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this
Section 4. The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-l(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the Units deposited by or on behalf of Unit holders promptly after the termination or withdrawal of the Offer.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Units. If certificates evidencing Units have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Unit holder must also submit to the Depositary the serial numbers shown on the particular certificates evidencing the Units to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Units tendered for the account of an Eligible Institution). If Units have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 above, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Units and otherwise comply with such Book-Entry Transfer Facility's procedures.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of Units will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

      Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

      5.    Federal Income Tax Considerations

      The following discussion addresses certain federal income tax considerations applicable to a Unit holder who sells Units pursuant to the Offer but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary, and proposed Treasury regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not deal with all aspects of federal income taxation that may be relevant to particular Unit holders in light of their specific circumstances or to certain types of Unit holders subject to special treatment under the federal income tax laws (for example, traders or dealers in securities, insurance companies, financial institutions, tax-exempt organizations, and taxpayers subject to the alternative minimum tax), nor does it discuss the effect of any state, local, foreign or other tax laws. Purchaser has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

      UNIT HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF SELLING OR NOT SELLING UNITS PURSUANT TO THE OFFER, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES. THE PURCHASER HAS HAD VERY LIMITED ACCESS TO TAX INFORMATION WITH RESPECT TO THE TRUST, AND THE STATEMENTS CONTAINED HEREIN MAY BE SUBJECT TO CHANGE OR SUPPLEMENTAL DISCUSSION BASED ON A MORE COMPLETE REVIEW OF SUCH TAX INFORMATION.

Assumptions

      According to publicly available information prepared by, or on behalf of, the Trust, the IRS has ruled (i) that the Trust is a grantor trust, (ii) that the Partnership (as defined in Section 8) is a partnership for federal income tax purposes, and (iii) that the Royalty (as defined in Section 8) is a non-operating economic interest giving rise to income subject to depletion. Based on these rulings, the following discussion assumes that the Trust incurs no federal tax liability, that each Unit holder is treated as owning an interest in the Partnership, and that the Royalty is treated as a single property giving rise to income subject to depletion. The following discussion also assumes either (i) that the Partnership is not a publicly traded partnership within the meaning of Section 7704 of the Code or (ii) that the Partnership, if a publicly traded partnership, is not treated as a corporation. This discussion also assumes that Unit holders hold Units as capital assets within the meaning of
Section 1221 of the Code.

Consequences to a Tendering U.S. Unit Holder

      The following discussion is limited to the federal income tax consequences relevant to a Unit holder that is (i) a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state (including the District of Columbia) (but excluding a partnership that is not treated as a United States person under any applicable U.S. Treasury regulations), (iii) an estate or trust described in Section 7701(a)(30) of the Code, or (iv) a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis (a "U.S. Unit holder").

      A sale of Units pursuant to the Offer will be a taxable transaction for federal income tax purposes. A U.S. Unit holder will recognize gain or loss on the sale of a Unit measured by the difference between the "amount realized" on the sale and the U.S. Unit holder's "adjusted tax basis" in the Unit. The "amount realized" on the sale of a Unit generally will equal the sum of the amount of cash received by the U.S. Unit holder pursuant to the Offer (i.e., the Offer Price) plus the amount of the U.S. Unit holder's share of the Partnership's liabilities (as determined under Code Section 752). A U.S. Unit holder's "adjusted tax basis" in a Unit generally will equal the cost of the Unit to such U.S. Unit holder increased by the amount of income and gain (including the amount by which depletion deductions exceed the U.S. Unit holder's proportionate share of the adjusted basis of the property) allocated to the U.S. Unit holder for the current and all prior taxable years and decreased (but not below zero) by the amount of loss and deductions (including depletion to the extent such deduction does not exceed the U.S. Unit holder's proportionate share of the adjusted basis of the property) allocated to the U.S. Unit holder for the current and all prior taxable years and by the amount of cash and the adjusted basis of property distributed by the Partnership to the U.S. Unit holder for the current and all prior taxable years. A U.S. Unit holder will be allocated a pro rata share of the Trust's items of income, gain, loss, and deduction for the year of sale in accordance with the provisions of the Partnership Agreement concerning transfers of interests. Such allocations and the amount of cash distributed, if any, by the Trust to such U.S. Unit holder for such year will affect the U.S. Unit holder's adjusted tax basis in a Unit and, therefore, the amount of such U.S. Unit holder's taxable gain or loss upon a sale of Units pursuant to the Offer.

      Except for recapture items discussed below, the gain or loss recognized by a U.S. Unit holder on a sale of Units pursuant to the Offer will be capital gain or loss. For non-corporate U.S. Unit holders who have held the Units for more than one year but not more than 18 months, capital gain from the sale of Units will be taxed at a maximum rate of 28%. For non-corporate U.S. Unit holders who have held the Units for more than 18 months, capital gain from the sale of Units will be taxed at a maximum rate of 20%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to an additional $3,000 of capital losses. Any capital losses not deducted generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations are allowed to carry back capital losses to the three preceding taxable years.

      If any portion of the amount realized by a U.S. Unit holder from the sale of a Unit is attributable to "unrealized receivables" (which includes depreciation recapture, depletion recapture, and intangible drilling and development cost recapture) or "inventory items," then all or a portion of the U.S. Unit holder's gain or loss may be treated as ordinary income rather than as capital gain or loss. The amount of gain or loss that will be treated as ordinary income will be measured by the difference between the amount realized attributable to unrealized receivables and inventory items and the adjusted basis attributable to unrealized receivables and inventory items. The portion of the amount realized attributable to unrealized receivables will include the U.S. Unit holder's allocable share of deductions for intangible drilling and development costs and depletion related to property placed in service after December 31, 1986, to the extent that such deductions reduced the adjusted basis of Partnership property attributable to the U.S. Unit holder's Unit. It is possible that the allocation rules of Section 751 of the Code may result in a U.S. Unit holder recognizing ordinary income with respect to the portion of its Unit attributable to unrealized receivables and inventory items when the U.S. Unit holder has an overall loss on the sale of the Unit or in a U.S. Unit holder recognizing a capital loss with respect to the portion of the Unit not attributable to unrealized receivables and inventory items when the U.S. Unit holder has an overall gain on the sale of the Unit.

      Under Section 469 of the Code, a non-corporate taxpayer, a closely held C corporation, or a personal service corporation may not deduct passive activity losses against "portfolio" income, such as royalty income or gain from property producing royalty income. According to publicly available information prepared by, or on behalf of, the Trust, all income from the Partnership is royalty income. Therefore, a U.S. Unit holder that is either not a corporation or that is a closely held C corporation or personal service corporation may not deduct passive activity losses against its gain from the sale of a Unit. Any loss from the sale of a Unit may be deducted, subject to other applicable limitations, and offset against income from any source.

Non-U.S. Unit Holders

      The publicly traded Trust is treated as a United States real property holding corporation within the meaning of Section 897 the Code. Therefore, a person who is not a U.S. Unit holder (a "Non-U.S. Unit holder") and who owns more than 5% of the outstanding Units (or more than approximately 237,575 Units) at the time of the sale or at any time during the preceding five years will be subject to United States income tax on the gain on the sale of its Units. A Non-U.S. Unit holder who does not own more than 5% of the outstanding Units at the time of the sale or at any time during the preceding five years generally will not be subject to United States income tax on the gain on the disposition of its Units.

Information Reporting and Backup Withholding Tax

      Information reporting and backup withholding may apply to the payment of proceeds from the sale of Units if Units are sold through a broker. The Treasury regulations define a broker as including all persons who, in the ordinary course of their business, stand ready to effect sales made by others, such as a stock transfer agent or depositary trust. Under this definition, the Depositary will be a broker. The payment of proceeds from the sale of Units generally will be subject to backup withholding at a rate of 31% unless the Unit holder (i) is a corporation or exempt foreign person or comes within certain other exempt categories and, when required, demonstrates its exemption, or (ii) provides a correct taxpayer identification, certified under penalties of perjury, and certain other information. Such a sale generally must also be reported by the Depositary to the IRS unless the seller is an exempt recipient.

      A Unit holder who does not provide the Depositary with the Unit holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules from a payment to a Unit holder will be allowed as a credit against the Unit holder's federal income tax.

Consequences to a Non-Tendering Unit Holder

      Purchaser does not anticipate that a Unit holder who does not tender his or her Units will realize any material tax consequences as a result of the election not to tender. However, if as a result of the Offer there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12 month period, a termination of the Partnership for federal income tax purposes would occur. If the Partnership is treated as terminated for federal income tax purposes, the Partnership would be treated as contributing all of its assets and liabilities to a new partnership in exchange for an interest in the new partnership, and the Partnership would be treated as distributing interests in the new partnership to the Purchaser and the remaining Unit holders in proportion to their respective interests in the Partnership in liquidation of the Partnership. A termination of the Partnership would cause the Partnership's taxable year to close, the Partnership's tax elections to terminate, the basis of the Partnership's property attributable to the Purchaser's interest in the Partnership to be adjusted if the Partnership has a
Section 754 election in effect, and possibly other consequences caused by the treatment of the new partnership as a new taxpayer.
 In addition, a termination of the Partnership could cause the Partnership to become subject to unfavorable statutory or regulatory tax changes enacted or issued prior to the termination but previously not applicable to the Partnership because of protective transitional rules.

6.    Price Range of the Units; Distributions on the Units

      The Units were traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") SmallCap Market under the symbol TELOZ prior to October 22, 1996. On October 22, 1996, the Units were delisted from the NASDAQ SmallCap Market. Purchaser understands that the Trust has been advised by NASDAQ that the Units are being traded on the OTC Bulletin Board. The Units may also be traded on pink sheets. The high and low bid price as reported by NASDAQ and the OTC Bulletin Board, as applicable, for each quarter for the years ended December 31, 1996 and 1997, were as follows:

                                                          High            Low
                                                       ----------       -------
Fiscal Year Ended December 31, 1996
      First Quarter................................      $1.000         $0.750
      Second Quarter...............................       1.313          0.750
      Third Quarter................................       1.438          0.750
      Fourth Quarter...............................       1.500          0.875
Fiscal Year Ended December 31, 1997
      First Quarter................................       1.672          1.250
      Second Quarter...............................       3.750          1.422
      Third Quarter................................       4.500          2.375
      Fourth Quarter...............................       5.375          4.297

      Sales prices on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

      On January 15, 1998, the closing price per Unit on the OTC Bulletin Board was $4.625. Unit holders are urged to obtain current market quotations for the Units.

      The distributions per Unit paid each quarter for the years ended December 31, 1996 (as reported in the Trust's Form 10-K for the year ended December 31,
1996) and 1997 (as reported in press releases issued by the Trust), were as follows:


                                                    Distribution Paid Per Unit
                                                 ------------------------------
                             Quarter                   1996                1997
                             -------             -----------------  -----------
      First.....................................  $   .000000      $    .155052
      Second..................................... $   .000000      $    .392365
      Third.......................................$   .124258      $    .316596
      Fourth....................................  $   .000000      $    .410961

      As reported in the Trust's Form 10-K for the year ended December 31, 1996, at March 30, 1997, the 4,751,510 Units outstanding were held by 2,831 Unit holders of record.

7. Effect of the Offer on the Market for the Units, Unit Quotation and Exchange Act Registration

      The purchase of Units pursuant to the Offer will reduce the number of Units that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Units held by Unit holders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Units that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Units or whether such reduction would cause future market prices to be greater or less than the Offer Price.

      Whether the Units will continue to be traded on the OTC Bulletin Board will depend upon the number of Unit holders and/or the aggregate market value of the Units remaining, the interest in maintaining a market in the Units on the part of securities firms, the possible termination of registration of the Units under the Exchange Act as described below and other factors.

      The Units are currently registered under the Exchange Act. Registration of the Units under the Exchange Act may be terminated upon application of the Trust to the Commission if the Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Units under the Exchange Act would substantially reduce the information required to be furnished by the Trust to holders of Units and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the Trust. Such provisions include the short-swing profit recovery provisions of Section 16(b), the requirement of filing periodic reports with the Commission and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, "affiliates" of the Trust and persons holding "restricted securities" of the Trust may be deprived of the ability to dispose of such securities pursuant to Rule 144 as promulgated under the Securities Act. Since Purchaser is tendering for 2,261,770 Units and proration will occur unless exactly that number of Units is tendered, it is unlikely that consummation of the Offer will in and of itself reduce the number of Unit holders.

8.    Certain Information Concerning the Trust

      General. All information in this section has been obtained from publicly available information prepared by, or on behalf of, the Trust. Purchaser assumes no responsibility for the accuracy of any such information.

      The Trust. The Trust, created under the laws of the State of Texas, maintains its offices at the office of the corporate trustee, Texas Commerce Bank National Association ("Corporate Trustee"), 712 Main Street, Houston, Texas 77002. The telephone number of the Trust is 713-216-5712. George Allman, Jr., W. Leslie Duffy and Richard L. Melton serve as individual trustees ("Individual Trustees") of the Trust. The Individual Trustees and the Corporate Trustee may hereinafter collectively be referred to as Trustees.

      The principal asset of the Trust consists of a 99.99% interest in the TEL Offshore Trust Partnership ("Partnership"). Chevron U.S.A. Inc. ("Chevron") owns the remaining 0.01% interest in the Partnership. The Partnership owns an overriding royalty interest ("Royalty"), equivalent to a 25% net profits interest, in certain oil and gas properties (the "Royalty Properties") located offshore Louisiana.

      On November 18, 1988, Chevron acquired most of the Gulf of Mexico offshore oil and gas properties of Tenneco Oil Company ("Tenneco"), including all the Royalty Properties. As a result of the acquisition, Chevron replaced Tenneco as the working interest owner and Managing General Partner of the Partnership. Chevron also assumed Tenneco's obligations under the instrument conveying the Royalty to the Partnership (the "Conveyance").

      The terms of the TEL Offshore Trust Agreement (the "Trust Agreement") provide, among other things, that: (1) the Trust is a passive entity whose activities are generally limited to the receipt of revenues attributable to the Trust's interest in the Partnership and the distribution of such revenues, after payment of or provision for Trust expenses and liabilities, to the owners of the Units; (2) the Trustees may sell all or any part of the Trust's interest in the Partnership or cause the sale of all or any part of the Royalty by the Partnership with the approval of a majority of the Unit holders; (3) the Trustees can establish cash reserves and can borrow funds to pay liabilities of the Trust and can pledge the assets of the Trust to secure payment of such borrowings; (4) to the extent cash available for distribution exceeds liabilities or reserves therefor established by the Trust, the Trustees will cause the Trust to make quarterly cash distributions to the Unit holders in January, April, July and October of each year; and (5) the Trust will terminate upon the first to occur of the following events: (i) total future net revenues attributable to the Partnership's interest in the Royalty, as determined by independent petroleum engineers, as of the end of any year, are less than $2 million or (ii) a decision to terminate the Trust by the affirmative vote of Unit holders representing a majority of the Units. Total future net revenues attributable to the Partnership's interest in the Royalty were estimated at $30.9 million as of October 31, 1996. Upon termination of the Trust, the Trustees will sell for cash all the assets held in the Trust estate and make a final distribution to Unit holders of any funds remaining after all Trust liabilities have been satisfied.

      The terms of the Agreement of General Partnership of the Partnership (the "Partnership Agreement") provide that the Partnership shall dissolve upon the occurrence of any of the following: (a) December 31, 2030, (b) the election of the Trust to dissolve the Partnership, (c) the termination of the Trust, (d) the bankruptcy of the Managing General Partner of the Partnership or (e) the dissolution of the Managing General Partner or its election to dissolve the Partnership; provided that the Managing General Partner has agreed not to elect to dissolve the Partnership.

      Under the Conveyance and the Partnership Agreement, the Trust is entitled to its share (99.99%) of 25% of the Net Proceeds (as defined therein) realized from the sale of the oil, gas and associated hydrocarbons when produced from the Royalty Properties.

      Selected Consolidated Financial Data. Set forth below is certain selected consolidated financial data with respect to the Trust excerpted or derived from financial information contained in the Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Trust Form 10-K"), and the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997 (the "Trust Form 10-Q's"). More comprehensive financial information is included in the Trust Form 10-K, the Trust Form 10-Q's and other documents filed by the Trust with the Commission. The financial information that follows is qualified in its entirety by reference to the Trust Form 10-K, the Trust Form 10-Q's and such other documents, including the financial statements and related notes therein. The Trust Form 10-K, the Trust Form 10-Q's and such other documents should be available for inspection and copies thereof should be obtainable from the offices of the Commission in the manner set forth below.


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                     Fiscal Year Ended December 31,                      Fiscal Quarter Ended
                              ---------------------------------------------  ----------------------------------------------
                                                                                               (Unaudited)
                                                                              September 30,     June 30,        March 31,
                                   1996            1995           1994            1997            1997            1997
                              --------------  -------------- --------------  --------------- --------------- --------------
Royalty income............... $      785,708  $    1,383,458 $    3,435,312  $     4,868,059 $     3,177,825 $    1,126,005
Distributable income.........        590,417         614,836      2,650,823        4,105,370       2,601,062        736,735
Distributions per Unit.......        .124258         .129396        .557889          .864013         .547417        .155052
Total assets.................      1,818,212       2,333,224      2,412,692        3,633,524       3,941,915      2,725,105


     Other Information. The Trust is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the principal holders of the Trust's securities, any material interests of such persons in transactions with the Trust and other matters is required to be described in certain reports filed with the Commission. These reports and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street. N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

      Except as otherwise provided in this Offer to Purchase, the information concerning the Trust contained in this Offer to Purchase, including financial information, has been taken from or based upon records on file with the Commission and other publicly available information. Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by the Trust to disclose events that may have occurred or may affect the significance or accuracy of such information.

9.    Certain Information Concerning Purchaser

      Purchaser, a Nevada corporation, is an independent energy company engaged in the exploitation and development, acquisition, exploration and operation of oil and gas properties with a geographic focus in Texas, Oklahoma and New Mexico. The principal executive offices of Purchaser are located at 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039.

      Set forth below is certain selected consolidated financial information with respect to Purchaser and its consolidated subsidiaries excerpted from Purchaser's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Purchaser Form 10-K") and from its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 (the "Purchaser Form 10-Q"). More comprehensive financial information is included in such reports and other documents filed by Purchaser with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein.

                          MAGNUM HUNTER RESOURCES, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands except per share data)


                                                              Year Ended December 31,
                                                           -----------------------------
                                                                                           Nine Months Ended
                                                               1995           1996         September 30, 1997
                                                           ------------ ----------------   -------------------
Income Statement Data                                                                         (unaudited)
Total operating revenues.................................. $       649    $      16,412     $      34,306
Extraordinary loss from early extinguishment of                     --               --            (1,384)
debt......................................................
Net income (loss).........................................        (968)             509            (2,618)
Income (loss) per common share before                            (0.28)   $        0.01             (0.14)
extraordinary loss........................................
Extraordinary loss per common share.......................          --               --             (0.10)
Net income (loss) per common share........................       (0.28)            0.01             (0.24)
Balance Sheet Data (at end of period)
Working capital...........................................        (916)           2,279             1,927
Total assets..............................................      40,065           83,072           240,158
Long-term debt............................................      11,301           43,150           190,715
Total debt................................................      15,569           47,918           208,254
Stockholders' equity......................................      24,496           35,154            31,904



      In November 1997, Purchaser completed a public offering of 6,500,000 shares of Common Stock, resulting in net proceeds to Purchaser of approximately $36.4 million. All of such proceeds were used to repay indebtedness under Purchaser's credit facility. As adjusted for the public offering and the issuance of 846,256 shares of Common Stock in November 1997 to holders of warrants, stockholders' equity at September 30, 1997 would have been approximately $72.9 million.

      Purchaser is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Purchaser's directors and officers, their remuneration, stock options granted to them, the principal holders of Purchaser's securities, any material interests of such persons in transactions with Purchaser and other matters is required to be described in proxy statements distributed to Purchaser's stockholders and filed with the Commission. These reports, proxy statements and other information are available for inspection and copies are obtainable in the manner set forth in Section 8 above.

      The name, business address, present principal occupation or employment, five year employment history and citizenship of each director and executive officer of Purchaser are set forth in Schedule I.

      Except as described in this Offer to Purchase, (i) none of Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule I or any associate or majority owned subsidiary of any such persons, beneficially owns or has a right to acquire any equity security of the Trust and (ii) none of Purchaser or, to the best knowledge of Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Trust during the past 60 days.

      Except as described in this Offer to Purchase, (i) none of Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Trust, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (ii) there have been no contacts, negotiations or transactions between Purchaser or any of its subsidiaries or, to the best knowledge of Purchaser, any of the persons listed on Schedule I on the one hand, and the Trust or any of its trustees or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission. See Section 11 regarding an agreement between Purchaser and a third party relating to Units held by such third party.

10.   Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements. Purchaser estimates that the total amount of funds required to consummate the Offer and to pay related fees and expenses will be approximately $13.5 million (excluding the cost of Units purchased by Purchaser in open market transactions prior to the date of this Offer to Purchase).

      Purchaser intends to obtain the funds necessary for the foregoing through borrowings under its revolving credit facility (the "Credit Facility") with Bankers Trust Company, as Administrative Agent, Banque Paribas, CIBC, Inc. and Bank of America National Trust and Savings Association (collectively, the "Lenders"). The Credit Facility presently has a maximum commitment of $125.0 million and a borrowing base of $65.0 million. The Credit Facility is subject to a borrowing base determination established on October 1 and April 1 of each year by the Lenders. At January 15, 1998, $21.0 million was outstanding under the Credit Facility.

      The Company may select an interest rate equal to the Base Rate (defined in the Credit Facility as the higher of (i) the prime rate of Bankers Trust Company or (ii) the sum of the overnight rate on federal funds transactions plus 0.50%) or a LIBOR-based rate, which varies depending upon Purchaser's usage of its borrowing base. The LIBOR-based interest rate will range from LIBOR plus 1.00% if less than 25% of the borrowing base is used to LIBOR plus 1.75% if 75% or more of the borrowing base is used. At January 15, 1998, the Credit Facility bore interest at a weighted average rate of 7.0997% per annum under LIBOR and prime rate interest options.

      In January 1998, the Lenders consented, subject to certain conditions, to Purchaser's borrowing of up to $17.5 million under the Credit Facility to acquire at least a 50.1% interest in the Trust pursuant to a tender offer.

      The Credit Facility has a maturity of five years with no required principal payments until maturity, provided that the outstanding principal balance does not exceed the borrowing base determinations established from time to time by the Lenders. Purchaser has no definitive plans at the present time with respect to the refinancing or repayment of indebtedness under the Credit Facility. Outstanding indebtedness is secured by a first priority security interest taken by the Lenders in substantially all assets owned now or in the future by Purchaser (including its subsidiaries). All of the capital stock of all wholly owned material subsidiaries of Purchaser is pledged pursuant to the Credit Facility. Each of Purchaser's wholly owned subsidiaries has guaranteed the Credit Facility.

      The Credit Facility contains representations and warranties, conditions to extensions of credit, events of default and indemnifications on terms customary for credit facilities of this type.

11.   Background of the Offer

      In September 1997 Purchaser was contacted by certain persons about the opportunity to acquire a controlling interest in the Trust through a tender offer. After reviewing publicly available information about the Trust and reviewing or conducting various financial analyses with respect to the Trust, Purchaser (i) agreed to pay such persons a fee if Purchaser acquired at least a 51% ownership interest in the Trust and (ii) commenced limited open market purchases of Units.

      Between October 1, 1997 and January 28, 1998, Purchaser acquired in open market purchases an aggregate of 161,500 Units, or a 3.4% ownership interest in the Trust. Information with respect to Purchaser's open market purchases of Units during the 60-day period ended January 28, 1998 is as follows:


      Date of                           Number of                 Price per
      Transaction                         Units                      Unit
      -----------                      ------------                -------
      December 8, 1997                    7,500                     4 9/16
      December 30, 1997                  10,000                     4 3/4
      January 7, 1998                    20,000                     4 11/16
      January 7, 1998                    15,000                     4 5/8
      January 7, 1998                     5,000                     4 11/16
      January 8, 1998                     1,000                     4 11/16
      January 15, 1998                   10,000                     4 9/16
      January 16, 1998                    3,000                     4 9/16
      January 21, 1998                   25,000                     4 5/8
      January 22, 1998                    8,000                     4 3/4

      In October 1997 Purchaser entered into an agreement (the "Agreement") with Oklahoma Oil Company ("OOC") and Chip Langston that requires OOC and Mr. Langston, in connection with this Offer, to tender to Purchaser all Units owned or controlled by them. It is Purchaser's understanding that OOC and Mr. Langston owned or controlled an aggregate of 12,500 Units as of January 15, 1998. In addition, by executing the Agreement, OOC and Mr. Langston assigned to Purchaser their rights and obligations under certain confidentiality and non-circumvention agreements relating to the possible acquisition of the Trust.

12.   Purpose of the Offer and Future Plans; No Appraisal Rights

Purpose of the Offer and Future Plans

      The purpose of the Offer is for Purchaser to acquire a majority equity interest in the Trust. Purchaser regards its proposed purchase of Units pursuant to the Offer as a good investment that may appreciate in value above the Offer Price. Upon consummation of the Offer, Purchaser intends to continue its review of the Trust and its investment in the Partnership and the Trust's operations, structure, policies and management. Purchaser will thereafter consider and, if appropriate, implement any changes Purchaser considers desirable in light of the circumstances then existing.

      By conditioning the Offer on Purchaser acquiring sufficient Units to own 51% of the Trust, Purchaser will have the ability, among other things, to amend most provisions of the Trust Agreement, to remove the Trustees, to appoint an independent or affiliated third party as the successor Corporate Trustee, and to terminate the Trust and thereby cause a dissolution of the Partnership. While Purchaser presently has no definite plans to take any of the foregoing actions or otherwise to merge, reorganize or liquidate the Trust, Purchaser may in the future elect to do so following its review of the Trust and its investment in the Partnership and the Trust's operations, structure, policies and management. Additionally, although it is possible in the future Purchaser may elect to increase its ownership interest in the Trust above 51% by acquiring additional Units, Purchaser has no present plans to do so and the acquisition of any material number of additional Units would require the consent of the Lenders.

      THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE UNIT HOLDERS. ANY SUCH SOLICITATION WHICH THE TRUST OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

No Appraisal Rights

      No appraisal rights are available in connection with the Offer.

13.   Determination of Offer Price

      The Purchaser established the Offer Price based on its own independent analysis of the Trust and the financial condition of the Trust. Purchaser had no access to the books and records of the Trust other than information that is publicly available. No appraisal was obtained by Purchaser for any of the Trust's assets, and no independent person was retained by Purchaser to render any valuation or fairness opinion. Purchaser reviewed and analyzed financial information from publicly available information in the Trust's Form 10-K for the year ended December 31, 1996 and the Trust's Form 10-Q for the quarter ended September 30, 1997, the tax effects of the ownership of Units to the Purchaser, publicly available reserve reports, historical trading prices of the Units and its experience in owning, operating, purchasing and selling oil and gas properties. Purchaser included a premium in the Offer Price in order to induce Unit holders to tender their Units pursuant to the Offer.

14.   Certain Conditions of the Offer

      Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act, to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any such Units tendered, and may terminate the Offer (whether or not any Units have theretofore been purchased or paid for) if, (1) the Minimum Condition shall not have been satisfied, (2) it is determined that the Partnership is an investment company registered under the Investment Company Act of 1940 or (3) at any time before acceptance for payment of, or payment for, Units, any of the following events shall occur or be deemed to have occurred:

            (A) there shall be pending any suit, action, or proceeding by any governmental entity that has not been dismissed or otherwise withdrawn (1) challenging the acquisition by Purchaser of any Units under the Offer or seeking to restrain or prohibit the making or consummation of the Offer,
      (2) seeking to prohibit or materially limit the ownership or operation by Purchaser or any of its subsidiaries of a material portion of the business or assets of Purchaser and its subsidiaries, taken as a whole, or to compel Purchaser to dispose of or hold separate any material portion of the business or assets of Purchaser and its subsidiaries, taken as a whole, as a result of the Offer, (3) seeking to impose material limitations on the ability of Purchaser to acquire or hold, or exercise full rights of ownership of, any Units accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Units on all matters properly presented to the Unit holders, (4) seeking to prohibit Purchaser or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Trust and its subsidiaries or (5) otherwise materially adversely affecting the business, financial condition or results of operations of the Trust except for any such changes or effects resulting from changes in general economic, regulatory or political conditions or changes that affect generally the oil and gas industry; or

            (B) any governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that, (1) materially restricts, prevents or prohibits consummation of the Offer, (2) prohibits or limits materially the ownership or operation by Purchaser or any of its subsidiaries of all or any material portion of the business or assets of Purchaser and its subsidiaries taken as a whole, or compels Purchaser or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Purchaser and its subsidiaries taken as a whole, (3) imposes material limitations on the ability of Purchaser or any of its subsidiaries to exercise effectively full rights of ownership of any Units, including, without limitation, the right to vote any such Units acquired pursuant to the Offer or otherwise on all matters properly presented to Unit holders, (4) requires divestitures by Purchaser or any affiliate of Purchaser of any Unit or (5) otherwise materially adversely affecting the business, financial condition or results of operations of the Trust except for any such changes or effects resulting from changes in general economic, regulatory or political conditions or changes that affect generally the oil and gas industry; or

            (C) it shall have been publicly disclosed or Purchaser shall have otherwise learned that any person or "group" (as defined in section 13(d)(3) of the Exchange Act), other than Purchaser and its subsidiaries or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 under the Exchange
      Act) of more than 331/3% of the Units outstanding through the acquisition of Units, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 331/3% of such Units; or

            (D) there shall have occurred and continued for at least two business days (1) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or American Stock Exchange, (2) the declaration of any banking moratorium or any suspension of payments in respect of banks, or any limitation (whether or not mandatory) by any governmental entity on, or other event materially adversely affecting, the extension of credit by lending institutions in the United States, (3) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States,
      (4) a commencement of a declared or undeclared war or other hostilities directly involving the United States or (5) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

which, in the judgment of Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

      The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

15.   Certain Legal Matters

      Except as described in this Section 15, based on a review of publicly available filings made by the Trust with the Commission and other publicly available information concerning the Trust, but without any independent investigation, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Trust and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Units as contemplated in this Offer to Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Units by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought, except as described below under "State Takeover Laws." While Purchaser does not currently intend to delay the acceptance for payment of Units tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Trust or Purchaser or that certain parts of the businesses of the Trust or Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Units is subject to certain conditions. See Section 14.

      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Units by Purchaser pursuant to the Offer is not subject to such requirements.

      State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations or other entities that are incorporated or organized in such states or have assets, shareholders, executive officers or places of business in those states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that the laws were applicable only under certain conditions.

      Purchaser believes that the Trust only conducts business in Texas (which does not have a takeover law). Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Units tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Units tendered. See Section 14.

      Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

16.   Fees and Expenses

      Purchaser has retained Corporate Investor Communications, Inc. to act as the Information Agent, and Securities Transfer Corporation to act as the Depositary, in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. See
Section 11 regarding compensation to be paid to certain persons who contacted Purchaser about the opportunity to acquire a controlling interest in the Trust through a tender offer.

      Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17.   Miscellaneous

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Units residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Units in that jurisdiction.

      Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 8 above (except that they will not be available at the regional offices of the Commission).

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.




January 28, 1998                                  MAGNUM HUNTER RESOURCES, INC.

                                                                     SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each such person is c/o Magnum Hunter Resources, Inc., 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039 and each such person is a citizen of the United States.



Name                                                  Title
------------------------------------ ------------------------------------------------------------
Gary C. Evans....................... Director, President and Chief Executive Officer of Purchaser
Matthew C. Lutz..................... Chairman and Executive Vice President of Exploration and
                                           Business Development of Purchaser
Chris Tong.......................... Senior Vice President and Chief Financial Officer of Purchaser
David S. Krueger.................... Vice President and Chief Accounting Officer of Purchaser
Morgan F. Johnston.................. Vice President, General Counsel and Secretary of Purchaser
Richard R. Frazier.................. President and Chief Operating Officer of Magnum Hunter
                                           Production, Inc. and Gruy Petroleum Management Co.
Michael McInerney................... Vice President, Corporate Development & Investor Relations
Gerald W. Bolfing................... Director of Purchaser
Oscar C. Lindemann.................. Director of Purchaser
John H. Trescot, Jr................. Director of Purchaser
James E. Upfield.................... Director of Purchaser



      Gary C. Evans has served as President, Chief Executive Officer and a director of Purchaser since December 1995 and Chairman and Chief Executive Officer of all of the subsidiaries (the "Hunter Subsidiaries") of Hunter Resources, Inc. ("Hunter") since their formation or acquisition. He served as Chief Financial Officer of Purchaser from January 1997 to August 1997. He acted as Chairman, President and Chief Executive Officer of Hunter from September 1992 until October 1996. Previously, he was President and Chief Operating Officer of Hunter from December 1990 to September 1992. From 1985 to 1990, Mr. Evans was Chairman, President and Chief Executive Officer of Sunbelt Energy, Inc. and its subsidiaries, which were merged with Hunter. From 1981 to 1985, Mr. Evans was associated with the Mercantile Bank of Canada where he held various positions including Vice President and Manager of the Energy Division of the Southwestern United States. From 1978 to 1981, he served in various capacities with National Bank of Commerce (now BancTexas, N.A.) including Credit Manager and Credit Officer. Mr. Evans serves on the Board of Directors of Karts International Incorporated, a Nasdaq-listed company.

      Matthew C. Lutz became Chairman in March 1997 after having served as Vice Chairman of Purchaser since December 31, 1995. Mr. Lutz has also served as Executive Vice President of Exploration and Business Development since December 31, 1995. Mr. Lutz held similar positions with Hunter from September 1993 until October 1996. From 1984 through 1992, Mr. Lutz was Senior Vice President of Exploration and on the Board of Directors of Enserch Exploration, Inc. with responsibility for such company's worldwide oil and gas exploration and development program. Prior to joining Enserch, Mr. Lutz spent 28 years with Getty Oil Company. He advanced through several technical, supervisory and managerial positions which gave him various responsibilities including exploration, production, lease acquisition, administration and financial planning.

      Chris Tong became Senior Vice President and Chief Financial Officer of Purchaser in August 1997. Previously, Mr. Tong was Senior Vice President of Finance of Tejas Acadian Holding Company and its subsidiaries including Tejas Gas Corp., Acadian Gas Corporation and Transok, Inc., all of which are wholly-owned subsidiaries of Tejas Gas Corporation. Mr. Tong held these positions since August 1996, and served in other treasury positions with Tejas beginning August 1989. He was also responsible for managing Tejas' property and liability insurance. From 1980 to 1989, Mr. Tong served in various energy lending capacities with Canadian Imperial Bank of Commerce, Post Oak Bank, and Bankers Trust Company in Houston, Texas. Prior to his banking career, Mr. Tong also served over a year with Superior Oil Company as a Reservoir Engineering Assistant. Mr. Tong is a Summa Cum Laude graduate of the University of Southwestern Louisiana with a Bachelor of Arts degree in Economics and a minor in Mathematics.

      David S. Krueger has served as Vice President and Chief Accounting Officer of Purchaser since January 1997. Mr. Krueger acted as Vice President-Finance of Cimarron Gas Holding Co., a gas processing and natural gas liquids marketing company in Tulsa, Oklahoma, from April 1992 until January 1997. He served as Vice President/Controller of American Central Gas Companies, Inc., a gas gathering, processing and marketing company from May 1988 until April 1992. From 1974 to 1986, Mr. Krueger served in various managerial capacities for Southland Energy Corporation. From 1971 to 1973, Mr. Krueger was a staff accountant with Arthur Andersen L.L.P. Mr. Krueger, a certified public accountant, graduated from the University of Arkansas with a B.S./B.A. degree in Business Administration and earned his M.B.A. from the University of Tulsa.

      Morgan F. Johnston has served as Vice President and General Counsel since April 1997 and has served as Purchaser's Secretary since May 1996. Mr. Johnston was in private practice as a sole practitioner from May 1, 1996 to April 1, 1997, specializing in corporate and securities law. From February 1994 to May 1996, Mr. Johnston served as general counsel for Millennia, Inc. (formerly known as SOI Industries, Inc.) and Digital Communications Technology Corporation, two American Stock Exchange listed companies. He also served as general counsel to Halter Capital Corporation, a private consulting firm from August 1991 to May 1996. For the two years prior to August 1, 1991 he was securities counsel for Motel 6 L.P., a New York Stock Exchange listed company. Mr. Johnston graduated cum laude from Texas Tech Law School in May 1986 and is licensed to practice law in the State of Texas.

      Richard R. Frazier has been President of Magnum Hunter Production, Inc. and Chief Operating Officer of Magnum Hunter Production, Inc. and Gruy Petroleum Management Co. ("Gruy") since January 1994. He has served as President of Gruy since January 1998. From 1977 to 1993, Mr. Frazier was employed by Edisto Resources Corporation in Dallas, serving as Executive Vice President Exploration and Production from 1983 to 1993, where he had overall responsibility for its property acquisition, exploration, drilling, production, gas marketing and engineering functions. From 1972 to 1976, Mr. Frazier served as District Production Superintendent and Petroleum Engineer with HNG Oil Company (now Enron Oil & Gas Company) in Midland, Texas. Mr. Frazier's initial employment, from 1968 to 1971, was with Amerada Hess Corporation as a petroleum engineer involved in numerous projects in Oklahoma and Texas. Mr. Frazier graduated in 1970 from the University of Tulsa with a Bachelor of Science Degree in Petroleum Engineering. He is a registered Professional Engineer in Texas and a member of the Society of Petroleum Engineers and many other professional organizations.

     Michael McInerney has been Vice President, Corporate Development & Investor Relations of Purchaser since October 1997. Prior to joining Purchaser, Mr. McInerney owned Energy Advisors, Inc., an energy consulting firm, from June 1993 until October 1997. Mr. McInerney was employed from 1981 until June 1993 by Triton Energy Corporation, an independent energy company, where his responsibilities included investor relations, acquisitions and corporate planning. Before joining Triton Energy

     Corporation, Mr. McInerney served nine years in various financial management positions with American National Resources Company, a gas transmission and distribution corporation. Mr. McInerney graduated from the University of Michigan with a B.B.A.

      Gerald W. Bolfing has been a director of Purchaser since December 1995. Mr. Bolfing was appointed a director of Hunter in August 1993. He is an investor in the oil and gas business and a past officer of one of Hunter's former subsidiaries. From 1962 to 1980, Mr. Bolfing was a partner in Bolfing Food Stores in Waco, Texas. During this time, he also joined American Service Company in Atlanta, Georgia from 1964 to 1965, and was active with Cable Advertising Systems, Inc. in Kerrville, Texas from 1978 to 1981. He joined a Hunter subsidiary in the well servicing business in 1981 where he remained active until its divestiture in 1992. Mr. Bolfing is on the board of directors of Capital Marketing Corporation of Hurst, Texas.

      Oscar C. Lindemann has served as a director of Purchaser since December 1995. Mr. Lindemann was previously a director of Hunter, having been appointed in November 1995. Mr. Lindemann has over 40 years experience in the financial industry. Mr. Lindemann began his banking career with the Texas Bank and Trust in Dallas, Texas in 1951. He served the bank until 1977 in many capacities, including Chief Executive Officer and Chairman of the Board. Since leaving Texas Bank and Trust, he has served as Vice Chairman of both the United National Bank and the National Bank of Commerce, also in Dallas. Mr. Lindemann has also served as a consultant to the banking industry. He retired from commercial banking in 1987. Mr. Lindemann is a former President of the Texas Bankers Association, and a former state representative to the American Bankers Association. He was a Founding Director and Board Member of VISA, and a member of the Reserve City Bankers Association. He has served as an instructor at both the Southwestern Graduate School of Banking at Southern Methodist University and the School of Banking of the South at Louisiana State University. He has also served as a faculty member for four years in the College of Business Administration at the University of Texas in Austin teaching various banking subjects.

     John H. Trescot, Jr. has served as a director of Purchaser since June 1997. For the last five years, Mr. Trescot has been a principal of AWA Management Corporation, a professional consulting firm specializing in oil, timber, pulp and paper, and financial management. Early in his career, Mr. Trescot held various positions in woodlands, and pulp and paper, advancing to the position of Senior Vice President, Southern Operations at Hudson Pulp & Paper Corp. (now part of Georgia Pacific Corp.) Later Mr. Trescot became Vice President of The Charter Company, a corporation with operations in oil, communications and insurance. In 1979, Mr. Trescot became the Chief Executive Officer of "Jari" Florestal e Agropecuaria, Ltda., a pulp, timber, rice and kaolin operation in the Amazon Basin of Brazil owned by D.K. Ludwig. In 1981, Mr. Trescot became the Chief Executive Officer of TOT Drilling Corp., a contract drilling company drilling in west Texas and New Mexico.

     James E. Upfield has served as a director of Purchaser since December 1995. Mr. Upfield was appointed a director of Hunter in August 1992. Mr. Upfield is Chairman of Temtex Industries, Inc. based in Dallas, Texas, a public company that produces consumer hard goods and building materials. In 1969, Mr. Upfield served on a select Presidential Committee serving postal operations of the United States of America. He later accepted the responsibility for the Dallas region, which encompassed Texas and Louisiana. From 1959 to 1967. Mr. Upfield was President of Baifield Industries, Inc. ("Baifield") and its predecessor, a company he founded in 1949 which merged with Baifield in 1963. Baifield was engaged in prime government contracts for military systems and sub-systems in the production of high-strength, light-weight metal products. In 1967, Baifield was acquired by Automatic Sprinkler Corporation of America, where Mr. Upfield remained until resigning in 1968 to pursue other business opportunities.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Units and any other required documents should be sent by each Unit holder or his or her broker, dealer, commercial bank, trust company, or nominee to the Depositary at the address set forth below:

                      ------------------------------------


                        The Depositary for the Offer is:

                         Securities Transfer Corporation


By Mail:
P. O. Box 701629
Dallas, Texas  75370
Attn: Stock Transfer

By Facsimile:
(For Eligible Institutions Only)
(972) 248-4797

Confirm by Telephone:
(972) 447-9890

By Hand/Overnight Courier
16910 Dallas Parkway
Suite 100
Dallas, Texas  75248
Attn:  Stock Transfer

                      ------------------------------------


Any questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the telephone numbers and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning this Offer.


                    The Information Agent for this Offer is:

                     Corporate Investor Communications, Inc.
              111 Commerce Road o Carlstadt, New Jersey 07072-2586
                 Banks and Brokers call toll-free (800) 346-7885
                    All others call toll-free (800) 206-9438